UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

NORTHLAND CABLE PROPERTIES EIGHT LIMITED PARTNERSHIP

(Name of Subject Company)

Northland Cable Properties Eight Limited Partnership

Northland Communications Corporation

(Name of Person Filing Statement)

Participation Interests in Northland Cable Properties Eight Limited Partnership

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

John S. Whetzell

Chief Executive Officer

Northland Communications Corporation

101 Stewart Street, Suite 700

Seattle, Washington 98101

(206) 621-1351

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to an offer (the “Tender Offer”) by Peachtree Partners, (the “Purchaser”) to purchase up to 4.9% of the shares of participation interests (the “Units”) of Northland Cable Properties Eight Limited Partnership, a Washington limited partnership (“NCP-Eight”), at a price of $125.00 per Unit (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 23, 2013 and the related Assignment Form and Limited Power of Attorney (which together, as they may be amended and supplemented from time to time, constitute the “Offer of Purchase”).

As discussed below, the Board of Directors of Northland Communications Corporation, NCP-Eight’s manager, unanimously recommends that NCP-Eight’s members (the “Limited Partners”) reject the Tender Offer and not tender their Units for purchase pursuant to the Tender Offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

(a) Name and Address

The name and address and telephone number of the principal executive office of Northland Cable Properties Eight Limited Partnership is as follows:

Northland Cable Properties Eight Limited Partnership

101 Stewart Street, Suite 700

Seattle, Washington 98101

(206) 621-1351

Northland Communications Corporation

101 Stewart Street, Suite 700

Seattle, Washington 98101

(206) 621-1351

(b) Securities

This Schedule 14D-9 relates to the outstanding Units in NCP-Eight. As of October 2, 2013, there were 19,087 Units issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF THE FILING PERSONS

(a) Name and Address

NCP-Eight is a Washington limited partnership whose sole equity owners include its Limited Partners and a general partner. The general partner is Northland Communications Corporation, a Washington corporation (the “General Partner”). As the General Partner, Northland Communications Corporation manages the operations of NCP-Eight. NCP-Eight’s business consists of owning and operating cable television systems. NCP-Eight’s cable systems are operated as two separate operating groups located in and around the communities of Aliceville, Alabama and Swainsboro, Georgia. The business address and telephone number of each of NCP-Eight and the General Partner, the persons filing this Schedule 14D-9, are set forth in Item 1(a) above under the heading “Name and Address” and incorporated herein by reference.

(b) Tender Offer

This Schedule 14D-9 relates to the Tender Offer by the Purchaser to purchase not more than “4.9% of the outstanding limited partnership interests” at a purchase price equal to $125.00 per Unit, “less an administrative fee of $150.00 per investor and less any distributions paid after September 23, 2013,” upon the terms and subject to conditions set forth in the Offer to Purchase dated September 23, 2013. The Tender Offer appears to be intended to be a “Mini-Tender Offer” exempt from Section 14(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation 14D thereunder, and the Purchaser has made no filings with the Securities and Exchange Commission relating to the Tender Offer. The principal business address of the Purchaser is 1819 E. Morten Ave. Ste. 180, Phoenix, AZ 85020.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

To the knowledge of NCP-Eight, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between NCP-Eight or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) the Purchaser or their respective executive officers, directors or affiliates, except for agreements, arrangements or understandings and actual or potential conflicts of interest noted below or discussed in Part III, Item 13 of NCP-Eight’s Annual Report on Form 10-K filed with the SEC on March 1, 2013, which excerpt is incorporated herein by reference. The Annual Report on Form 10-K was previously delivered to all holders of the Units and is available for free on the SEC’s web site at www.sec.gov. On September 24, 2013, the Partnership filed a Form 14-A Proxy Statement recommending that that the Limited Partner’s amend the Partnership Agreement to extend the term of the Partnership until December 31, 2016. The Proxy Solicitation on Form 14-A was previously delivered to all holders of the Units and is available for free on the SEC’s web site at www.sec.gov.

The Partnership was formed on or about September 19, 1988. Under the original terms of the Partnership Agreement, the Partnership was to dissolve on December 31, 2010. At a Special Meeting of the Limited Partners on November 19, 2009, a majority in interest of the Limited Partners voted in favor of an amendment to the Partnership Agreement to extend the term of the Partnership until December 31, 2013. The Partnership’s principal financing was a credit facility with U.S. Bank National Association (“U.S. Bank”). On June 30, 2013, the Partnership’s term loan credit facility matured. On July 1, 2013, U.S. Bank was paid a final principal payment of $478,376 using the majority of cash on hand accumulated by the Partnership. Moving forward, the Partnership’s primary source of liquidity is expected to be cash flow generated from operations. The cash generated will be used for future operating costs, capital expenditures, working capital needs and cash distributions to the Limited Partners, which were previously restricted by the terms of the U.S. Bank credit facility. Assuming the term of the Partnership is extended, the Partnership anticipates paying a cash distribution to the Limited Partners during the second half of 2014 through accumulated cash flow from operations. Even if the term of the Partnership is extended, the Partnership will continue to use its reasonable best efforts to secure one or more purchasers for its assets. Until such time as the Partnership’s assets are sold, the Partnership expects to make cash distributions periodically to the extent the General Partner determines that there is sufficient cash available for distributions.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

(a) Recommendation of the General Partner

The General Partner has carefully reviewed and analyzed the terms of the Tender Offer. The General Partner has determined that the terms of the Tender Offer are not advisable and are not in the best interests of NCP-Eight or its Limited Partners. Accordingly, the General Partner recommends that the Limited Partners reject the Tender Offer and not tender their Units for purchase pursuant to the Offer to Purchase.

The General Partner acknowledges that each Limited Partner must evaluate whether to tender their Units to the Purchaser pursuant to the Offer to Purchase and that an individual Limited Partner may determine to tender based on, among other things, the individual liquidity needs of such Limited Partner.

(b) Reasons for the Recommendation of the General Partner

The General Partner’s recommendation is based on its belief that the Limited Partners will receive a higher distribution from the eventual sale of the assets than from the Tender Offer. The General Partner estimates that the final distribution to the Limited Partners under a sale of substantially all NCP-Eight’s assets could result in a distribution to Limited Partners of more than $125.00 per unit. The General Partner cannot predict whether a sale of NCP-Eight’s assets to a potential buyer is likely to occur or if it does occur, whether the consummation of a transaction is likely to yield proceeds per Unit to Limited Partners that are significantly in excess of the price offered by the Purchaser in the Tender Offer.

(c) Intent to Tender

The General Partner has concluded, after reasonable inquiry, that neither it nor any executive officer, director, affiliate or subsidiary of the filing person currently intends to tender, sell or hold the subject securities that are held of record or beneficially owned by that person.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Not applicable.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions in the Units have been effected during the past 60 days by NCP-Eight, the General Partner, or, to the General Partner’s knowledge, by any of the General Partner’s directors, executive officers or affiliates.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Neither NCP-Eight nor the General Partner has undertaken nor is either engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of NCP-Eight’s securities by NCP-Eight, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving NCP-Eight or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of NCP-Eight or any of its subsidiaries; or (iv) except as set forth in the September 24, 2013 Proxy Solicitation on Form 14-A , any material change in the present dividend rate or policy, or indebtedness or capitalization of NCP-Eight.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

ITEM 8.	ADDITIONAL INFORMATION

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of NCP-Eight’s performance in future periods.

Such forward-looking statements can generally be identified by NCP-Eight’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. NCP-Eight makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and NCP-Eight does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, general economic conditions and the financial health of NCP-Eight’s subscribers in the markets in which NCP-Eight’s properties are located.

ITEM 9.	EXHIBITS

The following Exhibits are filed with this Schedule 14D-9:

Exhibit Number	Description

(a)(1)	Form of letter to Limited Partners dated September 7, 2011 from Richard I. Clark

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2013

NORTHLAND CABLE PROPERTIES
EIGHT LIMITED PARTNERSHIP
By:	Northland Communications Corporation
General Partner

By:	/s/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

NORTHLAND COMMUNICATIONS CORPORATION

By:	/s/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President